UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32423 / January 17, 2017

In the Matter of

DELAWARE MANAGEMENT BUSINESS TRUST
DELAWARE MANAGEMENT COMPANY
OPTIMUM FUND TRUST
DELAWARE GROUP ADVISER FUNDS
DELAWARE GROUP CASH RESERVE
DELAWARE GROUP EQUITY FUNDS I
DELAWARE GROUP EQUITY FUNDS II
DELAWARE GROUP EQUITY FUNDS IV
DELAWARE GROUP EQUITY FUNDS V
DELAWARE GROUP FOUNDATION FUNDS
DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS
DELAWARE GROUP GOVERNMENT FUND
DELAWARE GROUP INCOME FUNDS
DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS
DELAWARE GROUP STATE TAX-FREE INCOME TRUST
DELAWARE GROUP TAX-FREE FUND
DELAWARE POOLED TRUST
DELAWARE VIP TRUST
VOYAGEUR INSURED FUNDS
VOYAGEUR INTERMEDIATE TAX FREE FUNDS
VOYAGEUR MUTUAL FUNDS
VOYAGEUR MUTUAL FUNDS II
VOYAGEUR MUTUAL FUNDS III
VOYAGEUR TAX FREE FUNDS

2005 Market Street
Philadelphia, PA 19103-7094

(File No. 812-14595)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Delaware Management Business Trust, et al. filed an application on December 23, 2015, and amendments to the application on June 8, 2016 and October 25, 2016, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order supersedes a prior order[1] and permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On December 19, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32395). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Delaware Management Business Trust, et al. (File No. 812-14595) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary

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[1] This order supersedes a previous order obtained by the applicants (Delaware Management Business Trust, et al., Investment Company Act Rel. Nos. 27512 (Oct. 10, 2006) (notice) and 27547 (Nov. 7, 2006) (order)).